July 20, 2005

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:    William Friar
         Mail Stop 0408

         Re:      North Shore Capital Advisors Corp.
                  Form 10-SB filed June 8, 2005
                  File No. 000-51245

Ladies and Gentlemen:

     On behalf of North Shore Capital Advisors Corp. (the "Company"), we are electronically transmitting hereunder one conformed copy of an Amendment No. 1 to the Registration Statement on Form 10-SB originally filed on June 8, 2005 (the "Registration Statement"). Marked courtesy copies of this filing are being sent via overnight mail to Ben Phippen, Don Walker, Kathryn McHale and William Friar.

     This letter is being filed in response to the Staff's comments to the original registration statement on Form 10-SB filed on June 8, 2005. The Staff's comments are set forth in a letter from William Friar, Senior Financial Analyst, addressed to Steven Cohen, President of the Company, dated June 24, 2005.

     In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company's response.


General

     1. All Exhibits on Edgar have been coded as "99" rather than the Exhibit numbers listed in your index. Please file these under the correct exhibit designations set forth in item 601 of Regulation S-B. In addition, the designations set forth on the actual exhibits are also incorrect. For example, your response to previous comment 5 states you have filed the letter from Silverstain & Weiss as exhibit 16 when, in fact, it has been filed under Exhibit 5 with various other exhibits.

     As requested, all Exhibits to the Registration Statement have now been coded correctly.


     2. We note NSCA has agreements with three corporations to act as a broker in potential merger transactions. However, you have not registered as a broker-dealer with the Commission as required by Section 15 of the Securities Exchange Act of 1934. Please provide an explanation as to why you believe NSCA is in compliance with the Securities Exchange Act f 1934.

     The Company has entered into amendments to each of such agreements, pursuant to which the Company is no longer entitled to commissions and therefore is not required by Section 15 of the Securities Exchange Act of 1934 to register as a broker-dealer.

     3. You have stated that you provide valuations and other similar research for companies in connection with mergers. However, you are not registered as an investment advisor with the Commission. Please provide us with a written response explaining why you believe that you are in compliance with the Investment Advisers Act of 1940.

     The Registration Statement does provide that the Company intends to provide asset and business valuation reports. We are unaware of any reason why providing valuation reports requires the Company to comply with the Investment Advisers Act of 1940 (the "1940 Act") and the rules thereunder.


     4.  Please  advise us as to  whether  Gold Coast  Advisors  is aware of Mr.
Cohen's involvement with NSCA. If so, please explain how Gold Coast and Mr. Cohen intend to comply with the Investment Advisers Act of 1940 and rules thereunder with regard to his involvement with NSCA. If Mr. Cohen has not made Gold Coast aware of his involvement with NSCA, please explain how this complies with the Investment Advisers Act of 1940 and rules thereunder.

     Gold Coast Advisors ("GCA") is wholly-owned by Mr. Cohen. Thus, GCA is aware of Mr. Cohen's involvement with the Company. GCA is registered under the 1940 Act. If required, Mr. Cohen will amend GCA's Form ADV to disclose his involvement with the Company.


Coverpage

     5. Please revise your coverpage which describes your filing as the "registration for small business issuers pursuant to section 12(b)." You are registering under Section 12(g) of the Act.

         The coverpage has been amended to comply with this comment.


Description of Business
Our Company, page 4


     6. Please modify this section to reflect you current experience and business. For example, you describe your "Mergers" experience, you should reflect the fact that you have not been involved in any of these activities yet.

     The first paragraph has been amended and a new sixth paragraph have been added under Item 1 - Part I - "Description of Business - Our Company" - in response to this comment.


     7. In the penultimate paragraph of this section, please describe the investment banking agreements you have entered into with the three clients mentioned.


     The Company's financial services consulting agreements are fully described in Part I - Item 1, "Description of Business - Financial Consulting Agreements."


Historical Operations, page 5

     8. You state that you have relied upon "an exemption set forth in Rule 504 of Regulation D" for the private placement that took place in February 2005. Please provide more detailed information as to how this transaction meets the specific criteria of Rule 504. In addition, wherever exemptions from registration are mentioned, please be sure to provide the adequate details to support each exemption.

     The following will be added to the end of the first paragraph under "Historical Operations", the fifth paragraph under "Shares Eligible for Future Sales" and in "Recent Sales of Unregistered Securities": Prior to the commencement of the Company's Rule 504 Private Placement, the Company filed a Registration Statement on Form U-7 (the "Registration Statement") with the State of Nevada, which underwent review by the Securities Division of the Nevada Secretary of State.

        Pursuant to such review, the Company received and responded to comments with respect to the Registration Statement from the Securities Division and the Registration Statement was declared effective on June 7, 2004.

        At the time of the Private Placement, the Company was not:

1. subject to the reporting requirements of section 13 or 15(d) of the Exchange Act,:

2.   an investment company; or

3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

        In addition, the Private Placement was for less than $1,000,000.


Selection of Business Opportunities, page 6

     9. In the penultimate paragraph of this section, you state that "management expects to focus on the percentage of the Company which the other company's shareholders would acquire in exchange for their shareholdings in that company." Please elaborate on the meaning of "expects to focus on" in this paragraph.

         This paragraph has been amended in response to this comment.


Management's Discussion and Analysis, page 7

     10. In your discussion of operations you state that NCSA generated approximately $2,000 in revenues from operations from January 1, 2005 to date. As of March 31, 2005 actual revenues from operations were only $1,291. Your approximation is 55% more than actual revenues. Please revise as necessary in this section and throughout the registration statement.

     The subsection "Operations" under Part I - Item 2 has been clarified in response to this comment.


Liquidity and Capital Resources, page 7

11. Please explain that this is an informal "lending agreement" with no obligation on the part of the principal shareholder to lend anything.

     The oral agreement has now been formalized into a written agreement. See new Exhibit 10.6.


Certain Relationships and Related Transactions, page 15

12. Please disclose Ms. Davidowitz's role as both client and shareholder. In addition, please disclose any affiliations other shareholders may have with clients.

     A new last sentence to Part I - Item 7 of the Registration Statement has been added in response to this comment.


Changes in and Disagreements with Accountants, page 17

13. Please revise to specifically state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Disclose the date your relationship ended. Please refer to Item 304(i) of Regulation S-B.

     Two new  sentences  have been added to the end of the second  paragraph  of
Part II - Item 3 of the Registration Statement in response to this comment.


14. Please revise paragraph three to cover any subsequent interim period from the date of the last audited financial statements to the date the relationship ended.

The first sentence of the third paragraph under Part II - Item 3 of the Registration Statement has been amended in response to this comment.


Cautionary Note about Forward-Looking Statements, page 19

15. Please review Section 27A and Section 21E of the securities acts and then delete these references in this section. Your company is not covered by these provisions.

         We have deleted the references in this section as requested.


     If you have any questions, please contact David Selengut, Esq., company counsel, at (212) 370-1300.

                                           Very truly yours,

                                          NORTH SHORE CAPITAL ADVISORS CORP.



                                           By:      /s/ Steve Cohen
                                                        Steve Cohen
                                                        President

         cc:      David Selengut, Esq.